Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INTRODUCES NEW HARMONY TRUNK C FOR ALL-OUTDOOR AND ALL-INDOOR CONFIGURATIONS

New hybrid trunking radio system offers proven advantages of company’s versatile Harmony Trunk, optimized for long-haul transport in a reduced footprint

Ottawa, Canada, January 28, 2014  - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced the addition of the Harmony Trunk C hybrid trunking microwave radio, released to complement its existing high capacity Harmony Trunk microwave product portfolio. The small form factor of the Harmony Trunk C is available for either all-outdoor or all-indoor network requirements supporting up to 4 RF carriers in a single outdoor cabinet or indoor shelf. Harmony Trunk C provides greater trunking options for mobile operators, military, and broadcast applications worldwide. Available in STM-1, hybrid or full IP configurations, the Harmony Trunk C shares complete hardware commonality with the standard Harmony Trunk. In addition, the solution is similarly equipped with Gigabit Ethernet and STM-1 cards and advanced features such as XPIC and Diversity.

“DragonWave continues to meet the growing demand for hybrid and packet microwave solutions by introducing products specifically designed to meet a wide variety of requirements, offering customers more options for optimizing their networks while keeping an eye on CAPEX,” said Emmy Johnson, principal analyst, Skylight Research. “The Harmony Trunk C is a good example of how the company leverages proven technologies to offer customers greater and interchangeable product choices in order to future proof their networks.”

The all-outdoor Harmony Trunk C solution meets the requirements of many networks where the base station, access microwave, battery systems and power converter are installed in weather-hardened, outdoor cabinets. Additionally, the unit can be mounted as close as fifteen feet from the antenna to achieve system gain advantages and avoid RF loss associated with long waveguide runs, while also eliminating the need for associated indoor support equipment such as air conditioning, a dehydrator and other componentry.

The Harmony Trunk C is available in an all-indoor shelf deployment, offering easy expansion card upgrades via hot swappable modules. The unit is easily expanded utilizing an additional compact shelf and additional cost savings are realized because upgrades and maintenance do not require the associated cost of a specialized tower climber. Further CAPEX reductions can be achieved due to the unit supporting East-West repeater configurations in a single rack, using a single Trunk C.

“Our Go-to-Market strategy is built around a thorough understanding of our customers’ needs so that we tailor solutions that meet their requirements today and for the future,” said Greg Friesen,

vice president of Product Management, DragonWave “The Harmony Trunk C is a perfect example of taking a field proven product and offering it in a more tailored form factor so that we now offer the most versatile and varied long haul trunking transport solutions to our customers, with streamlined interoperability across our entire product line.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	Russell Frederick	Becky Obbema
Marketing Communications	CFO	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	rfrederick@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-599-9991 ext 2253	Tel: (408) 778-2024